UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the Month of November 2022

Commission File Number: 001-41544

SATIXFY COMMUNICATIONS LTD.

(Translation of registrant’s name into English)

SatixFy Communications Ltd.
12 Hamada St., Rehovot 670315
Israel
+(972) 8-939-3200

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

SatixFy Communications Ltd. (hereinafter, the “Company”) announces that it is scheduling a Special Meeting of Shareholders on January 12, 2023 at 12:00 p.m. noon Israel time at the offices of the Gross & Co., One Azrieli Center, Tel Aviv 6701101, Israel.

The Company hereby furnishes as Exhibit 99.1 to this Form 6-K a Notice with respect to the Company’s Special Meeting of Shareholders to be held on January 12, 2023.

Exhibit Index

Exhibit No.	Description
99.1	Notice of Special Meeting of Shareholders

Exhibit 99.1 is hereby incorporated by reference into the Company's Registration Statement on on Form S-8 (Registration No. 333-268005).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SatixFy Communications Ltd.

Date: November 28, 2022	By:	/s/ Oren Harari
Oren Harari
Interim Chief Financial Officer

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